Exhibit 99.1

Century 21 China Real Estate Announces $25 Million Strategic Investment from E-House and Company Founders

Partnership between two of China’s leading real estate service providers to create opportunities for both companies

Beijing, China, November 28, 2011 — IFM Investments Limited (the “Company,” “Century 21 China Real Estate” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it has signed a non-binding term sheet with E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), a leading real estate services company in China, and the Company’s founders, under the terms of which Century 21 China Real Estate will issue approximately 960 million new Class A ordinary shares to E-House and the founders of Century 21 China Real Estate at $0.0267 per share, or $0.40 per American depositary share (“ADS”). Each ADS represents 15 ordinary shares of CTC.

Pursuant to the terms of the proposed transaction, Century 21 China Real Estate will receive a total consideration of $25 million from E-House and the founders of Century 21 China Real Estate. The total number of new shares issued will represent approximately 57.8% of Century 21 China Real Estate’s post-issuance enlarged share capital on a fully diluted basis. Upon closing of the proposed transaction, E-House will become Century 21 China Real Estate’s largest shareholder with a 37.3% ownership stake. Century 21 China Real Estate’s founders will acquire an additional 20.5% equity share on a fully diluted basis, with their subscription of new Class A ordinary shares being financed by E-House. The final shareholding split between E-House and Century 21 China Real Estate’s founders is subject to minor adjustments prior to the closing of the proposed transaction.

“The proposed transaction is a win-win partnership between two of China’s leading real estate service providers,” said Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “In addition to strengthening Century 21 China Real Estate’s financial position during the current industry downturn, this partnership should enable us to provide a more fully integrated service offering that is better adapted to evolving market conditions.”

“The proposed transaction is a clear demonstration of commitment from the founders of Century 21 China Real Estate to the future of our business,” Mr. Harry Lu, vice chairman and president of Century 21 China Real Estate, added. “Building on the competitive strengths of both companies, we are confident that this alliance will transform the future landscape of the real estate service industry in China.”

The closing of the proposed transaction is subject to customary due diligence procedures, approval by the boards of directors of both companies, and the signing of definitive transaction documents between E-House, Century 21 China Real Estate and the Company’s founders.

Century 21 China Real Estate will continue to operate under its existing management team as an independent company traded on the New York Stock Exchange.

Additional Developments

The founders of Century 21 China Real Estate currently hold ownership of the Company through an affiliate, IFM Overseas Partners L.P. (“IFM Overseas”). The Company has

been advised by IFM Overseas that it has received an exchange notice issued by GL Asia Mauritius II Cayman Ltd. (“GLA”), another shareholder of the Company, pursuant to a certain exchangeable note issued by IFM Overseas to GLA, to exchange such note for the shares of the Company held by IFM Overseas. IFM Overseas is in discussion with GLA with respect to the exchange notice, and the Company will update the market as appropriate.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Echo Zou

IFM Investments Limited

Phone: +86-10-6561-7188*123

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com